EXHIBIT 16
                                                             December 27, 1995


                   STATEMENT OF EXEMPTIVE RELIEF RELIED UPON


     American General Life Insurance Company ("AG Life"), American General Life Insurance Company Separate Account D (the "Account"), and American General Securities Incorporated ("AGSI") have received an order of the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") exempting them from the provisions of Sections 26(a)(2)(C) and 27(c)(2) of the 1940 Act "to the extent necessary to permit the deduction of mortality and expense risk charges from the assets of Separate Account D." SEC Rel. No. IC-18453 (Dec. 20, 1991) ("Order"), Rel. No. IC-18417 (Nov. 22, 1991) (Notice) (File No. 812-7811).

     AG Life, the Account and AGSI intend to rely on the exemptive relief granted in the Order in connection with variable annuity contracts that will be funded through the Account and that have been enhanced as described below ("Enhanced Contracts"). AG Life, the Account and AGSI base their reliance on the Order on the fact that the Enhanced Contracts do not differ from the variable annuity contracts that were the subject of a registration statement under the Securities Act of 1933 at the time of the Order ("Original Contracts") in any way that is material to the relief granted by the Order.

     The Enhanced Contracts differ from the Original Contracts principally in terms of: sale through an additional distribution channel, certain different underlying investment options, and certain lower charge levels and generally enhanced benefits. (The Enhanced Contracts also differ from two generations of Contracts subsequent to the Original Contracts and including the currently-offered generation of Contracts. This Statement of Exemptive Relief Relied Upon addresses only the Original Contracts, because only the Original Contracts were the subject of the Order.)


                        A. Basis for Reliance on Order

     AGSI has served as principal underwriter for the Original Contracts and will serve as principal underwriter for the Enhanced Contracts through wholesale and retail broker-dealers. AGSI intends to continue to distribute the Original Contracts during at least a portion of the period that AG Life seeks approval of the Enhanced Contracts from state insurance departments.

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     AG Life,  the  Account  and AGSI base their  reliance on the Order on the following:

          1. The Commission staff has recently confirmed that multiple prospectuses may be combined in a single Form N-4 registration statement when the prospectuses describe contracts that are essentially identical. The Commission staff stated that multiple prospectuses may be used in a single registration statement where: (a) the prospectuses describe the same contract that is sold through different distribution channels; (b) the prospectuses describe contracts that differ only with respect to underlying funds or portfolio investment options offered; and (c) the prospectuses describe both the original and "enhanced" versions of the same contract during the period that the insurance company seeks approval of the "enhanced" version from state insurance departments. SEC Staff Industry Comment Letter (Nov. 3, 1995).

          2.  The  foregoing   Commission  staff  position  is  based  on  the
     Commission's recognition that the provisions of some variable annuity contracts may vary slightly depending upon how the contracts are used and that contract variations may not warrant separate registration under the Securities Act of 1933. SEC Rel. No. 33-6588 at n. 20 (June 14, 1985) (adopting Form N-4 Registration Statement).

          3. Since AG Life, the Account and AGSI received their Order in 1991, the Commission has begun following an administrative practice of granting exemptive orders under Sections 26(a)(2)(C) and 27(c)(2) of the 1940 Act, which orders expressly apply to contracts that "are substantially similar in all material respects" to the contracts described in the applications underlying the Orders. See, e.g., Aid Association for Lutherans, Rel. No. IC-20773 (Dec. 24, 1994) (Order), Rel. No. IC-20720 (Nov. 18, 1994)
     (Notice) (File No. 812-9130).

          4. Furthermore, since AG Life, the Account and AGSI received their Order in 1991, the Commission and its staff have followed a flexible administrative approach that has permitted companies in situations similar to that of AG Life, the Account and AGSI, to rely on previously granted exemptive orders under Sections 26(a)(2)(C) and 27(c)(2) relief with respect to significant contract variations where the variations benefit contractowners. See, e.g., WF Life Insurance Company, SEC Staff No-Action Letter (Jan. 19, 1994).


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                          B. Variations in Contracts

     The Enhanced Contracts reflect variations from the Original Contracts that lower certain charge levels and generally enhance benefits. Neither the Original Contracts, the Order, nor the exemptive application underlying the Order prohibit any such variation in subsequent versions of the Original Contracts.

     Both the Enhanced Contracts and the Original Contract provide for a mortality and expense risk assumption charge ("M&E charge") of 1.25% as reflected in the Order. At the same time, AG Life will assume mortality and expense risks under the Enhanced Contracts that will at least equal -- and, in important respects, exceed -- those under the Original Contracts. Regarding mortality risks, the Enhanced Contracts, for example, differ from the Original Contracts in providing for: an enhanced minimum guaranteed death benefit, after the fifth contract anniversary, equal to the highest value on any contract anniversary prior to the deceased's attained age 81, plus purchase payments less withdrawals since such anniversary; the minimum guaranteed death benefit to be applicable to age 80 (rather than age 75); and an enhanced minimum guaranteed death benefit applicable after age 80 equal to the minimum guaranteed death benefit immediately prior to the deceased's attained age 81. Regarding expense risks, the Enhanced Contracts, for example, differ from the Original Contracts in providing for: an annual administrative charge of $30 per contract (rather than $36); an asset-based administrative charge at the daily rate of 0.15% (rather than 0.30%); and a waiver of the annual administrative charge per contract for $100,000 or more of cumulative premium.

     Other principal differences between the Enhanced Contracts and the Original Contracts are as follows:

          1. The Enhanced Contracts provide for a sales load that is: lowered to a maximum rate of 6% (from 7.5%); assessed over seven years (rather than nine); and lowered in years 3, 5, 6, and 7 by one percentage point and in year 8 by two percentage points.

          2. The Account subaccounts funding the Enhanced Contracts will invest in one of the two mutual funds that underlie the Account subaccounts funding the Original Contracts. However, the Enhanced Contracts will offer a number of different investment options than the Original Contracts.


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          3. The  Enhanced  Contracts  will require a higher  minimum  initial purchase  payment of  $10,000  (rather  than  $5,000)  than the  Original
     Contract.


                           C. Actuarial Memorandums

     Each representation made in the exemptive application underlying the Order ("Application") will remain valid as to the Enhanced Contracts.

     The Application requested exemptive relief based on the representation that the level of the M&E charge under the Original Contracts was "within the range of industry practice for comparable annuity contracts." As noted above, under the Enhanced Contracts, the rate of the M&E charge will be unchanged and the CDSL and the asset-based administrative charges will be substantially reduced. The representation quoted above from the Application will remain valid with respect to the Enhanced Contracts.

     AG Life, the Account and AGSI, in concluding that the level of the M&E charge under the Enhanced Contracts is within the range of industry practice for comparable annuity contracts, have reviewed publicly available information regarding variable annuity contracts of other companies, taking into consideration such factors as guaranteed minimum death benefits, guaranteed annuity purchase rates, minimum initial and subsequent purchase payments, other contract charges, the manner in which charges are imposed, market sector, investment options under contracts, the rating of the issuer, the size of the issuer, and availability to individual qualified and non-tax-qualified plans. AG Life will maintain at its principal office, and make available on request to the Commission or its staff, a memorandum setting forth in detail, with respect to the Enhanced Contracts, the variable annuity products analyzed and the methodology and results of AG Life's comparative review.

     Moreover, AG Life has concluded that there is a reasonable likelihood that the proposed distribution financing arrangements with respect to the Enhanced Contracts will benefit the Account and owners of the Contracts. AG Life will maintain at its principal office, and make available on request to the Commission or its staff, a memorandum setting out the basis for such conclusion.


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                                 D. Conclusion

     Based on the foregoing  analysis,  AG Life,  the Account and AGSI believe
(1) that the Enhanced Contracts will be offered on a basis that is similar to that on which the Original Contracts were intended to be offered, in all respects material to the exemptive relief granted by the Order and (2) that the Enhanced Contracts are similar to the Original Contracts in all respects material to the exemptive relief previously granted by the Order. Accordingly, AG Life, the Account and AGSI believe that they may rely on the Order with respect to the Enhanced Contracts.


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